Energy Fuels Extends Expiry Date of Certain Outstanding Warrants

Lakewood, Colorado – May 29, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it intends to extend the expiry dates of two different series of previously issued common share purchase warrants, in each case by one year.

The warrants which the Company proposes to extend are as follows:

(a)

An aggregate of 355,000 warrants (the “2012 Warrants”) issued on June 21, 2012 as part of a private placement, having an original expiry date of June 22, 2015. Each 2012 Warrant entitles the holder to purchase one common share of the Company at a price of Cdn$13.25 per share; and

(b)

An aggregate of 464,859 warrants (the “2013 Warrants”) issued on June 13, 2013 as part of a private placement, having an expiry date of June 15, 2015. Each 2013 Warrant entitles the holder to purchase one common share of the Company at a price of Cdn$9.50 per share.

The Company has applied to the Toronto Stock Exchange (the “TSX”) to extend the expiry date of the 2012 Warrants to June 21, 2016, provided that in the event that the trading price of the Company’s common shares on the TSX shall exceed Cdn$19.875 (being 150% of the exercise price of the 2012 Warrants) for any period of twenty consecutive trading days (a “Selected Period”), the Company would have the right (but not the obligation) to accelerate the expiry date of the 2012 Warrants to a date which is not less than 30 days after the date on which the Company gives notice of such accelerated expiry date to the holders of the 2012 Warrants.

Additionally, the Company has applied to the TSX to extend the expiry date of the 2013 Warrants to June 15, 2016, provided that in the event that the trading price of the Company’s common shares on the TSX shall exceed Cdn$13.50 (being 150% of the exercise price of the 2013 Warrants) for a Selected Period, the Company would have the right (but not the obligation) to accelerate the expiry date of the 2013 Warrants to a date which is not less than 30 days after the date on which the Company gives notice of such accelerated expiry date to the holders of the 2013 Warrants.

To the extent that 2012 Warrants or 2013 Warrants are held by insiders of the Company, such Warrants would be excluded from the extension and would expire on their original expiry date.

The extension of the expiry dates of the 2012 Warrants and the 2013 Warrants is subject to TSX approval. The effective date of the amendment will be on or after June 12, 2015.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to statements relating to TSX approval regarding extension of the expiry dates of the 2012 and 2013 Warrants. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: TSX approval regarding extension of the expiry dates of the 2012 and 2013 Warrants and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.govand www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Investor Relations Inquiries:

Curtis Moore, VP - Marketing & Corporate Development
(303) 974-2140 or (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com